SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT
Eletrobras Business and Management Master Plan 2014-2018

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras, in its 03.27.2014 meeting, approved the Eletrobras Business and Management Master Plan for the period 2014 to 2018 (“BMMP 2014-2018”).

Eletrobras Business and Management Master Plan

The BMMP 2014-2018, based on the Strategic Plan of the Eletrobras System 2010-2020, presents the current business diagnosis and for that five-year period, the strategic positioning of the company with established goals and the portfolio of major projects to be executed aimed the planned results, according to the following guidelines:

- Sustainable Expansion - aims to preserve the leadership of Eletrobras in the domestic market, prioritizing participation in infrastructure projects, and capture profitable opportunities abroad, strictly guided by criteria of selection of projects according to their technical and economic feasibility.

- Operational efficiency - aims, as objective for short and medium term, actions that aim to reduce costs, the increase of revenues and the improvement of quality and safety of the electricity service.

The two guidelines will be supported primarily through a portfolio of projects that is characterized by its high potential to add value. Such projects, many started in the BMMP 2013-2017, representing the technical support base for the proposed guidelines are achievable and reflect positively on the financial performance of the organization.

Sustainable Expansion

The commitment of Eletrobras in generating electric energy using sources with low emission of greenhouse gases is an integral part of its corporate sustainability strategy. In this sense, 89% of the installed generation capacity of the Company comes from this type of source and the new contracts for expansion purposes have strong direction in the same direction.

The expansion strategy of Eletrobras remains the prioritization in the portfolio of generation and transmission assets the projects judged structuring and whith close alignment with the National Energy Plan (current PNE 2030) and its developments in the Decennial Plan Power (current PDE 2022), the electric energy planning instruments conducted by the Ministry of Mines and Energy.

The Company's leadership in the electric power market will remain by 2018 when it expects to add 13.4 GW in the Brazilian installed capacity and 19,200 km of transmission lines.

Eletrobras should maintain a strong participation in the expanding of generation and transmission of electric energy in the domestic market, capturing profitable opportunities abroad and advancing the implementation of pilot projects in new technologies.

Operational efficiency

Eletrobras should adjust its management processes and pursuing operational efficiencies aimed the opportunities in the external environment.

Eletrobras Companies Planning and Management Process

The BMMP 2014-2018 involves performing three (3) actions:

1. Preparation of an Operational action plan for projects and initiatives regarding the Business Plan

2. Establishing goals by Eletrobras Companies with Eletrobras Holding, and

3. Preparation of a Consolidated Business Plan of the Eletrobras System

RELEVANT FACT

Investments:

For the period 2014-2018, investments of R$ 60.8 billion are planned. These resources will be used for expansion of the generation plants and transmission lines and modernization and maintenance of generation, transmission and distribution assets.

Performance of the BMMP 2013-2017

The main results of BMMP 2013-2017 are presented below:

Executive Measures	Results
Reduction of materials, services and other expenses budget, applied over the year base 2012 for all Eletrobras companies, in 2013.	Decrease in the PMSO of 5%, in real terms, compared to the expenses recorded in the year 2012, excluding the cost of the Early Retirement Plan (PID) made in 2013.

Restructuring of the business, corporate, organizational, governance and management model for the Eletrobras System, with the contract of expert advice aimed support to studies and subsequent deployment.

Beginning in September 2013, the project that includes restructuring the current business model of the Eletrobras System and the readjustment of its 2010-2020 Strategic Plan and subsequent updates. Its completion is scheduled for July 2014.

Completion of Study of alternatives for restructuring the Distribution business.

Study of alternatives for restructuring the finalized Distribution business. The decision on the alternative to be adopted will be integrated into the reviews of the new business model of Eletrobras, whose project is underway.

Creation of the SPC Eletrobras Corrente Contínua Transmissora de Energia for unification and execution of operating and maintaining of the Madeira River transmission system.

Constitution of Operational Working Group of the Energy Transmission System of the of Santo Antonio and Jirau Power Plants, located in the Madeira River, as an alternative to the creation of this SPC. This solution of consensus among all participating agents have greater adherence to the intended goal, which is to join forces and implement joint solutions that enable and optimize the operational, regulatory, environmental and infrastructure to support the maintenance and operation issues of said electrical system, ensuring process efficiency and cost optimization.

Internationalization	Acquisition of 50% stake in Uruguayan company ROUAR S/A, which operates in the area of wind generation, responsible for deploying of Artilleros wind farm (65 MW) in Uruguay.
Early Retirement Plan (PID)

Start of the Early Retirement Plan (PID), with register of 4,448 employees, resulting in 4,221 dismissals until December 2013. The expected annual savings is R$ 1.13 billion in Personnel expenses (-20%). In Electronuclear: PID start is scheduled for 2015, with estimated accession of 450 employees and anannual saving cost of R$ 139 million.

Discharge the costs of activities not directly linked to concessions

• The discharge of Itaparica costs - According to Notice No. 28 of the Ministry of National Integration, the operation and maintenance of the irrigation infrastructure for common use of irrigated perimeters of Itaparica will be transferred to CODESVASF as of June 01, 2014;
• The remuneration of Furnas transmission system is under analysis at ANEEL.

Obtaining compensation for remaining value in assets of G & T	Eletrobras continues to act proactively in obtaining

RELEVANT FACT

with concession extended by Law 12.873/2013

compensation for the remaining value of assets of G & T with extended concession, and created working group led by the holding company, with the participation of G & T companies to address this issue. Recovery values are in discussion with ANEEL.

Standardization of Integrated Business Management System (ERP)

Standardization of the SAP ERP system as the integrated business management system for the Eletrobras companies. The plan for implementation, including integration requirements to reach the greatest possible synergy, is underway.

Review of the Strategic Plan of the Eletrobras System 2010- 2020 and its updates

Start in September 2013, the project that includes restructuring the current business model of the Eletrobras System and the readjustment of its 2010-2020 Strategic Plan and updates. Eletrobras is working with the support of the consultancy Roland Berger Associates and its completion is scheduled for June 2014.

New Business Model for the Eletrobras System
Restructuring of Management Model
Restructuring of Corporate Governance Model
Creation of Shared Services Center
Unified Management Model for Special Purpose Companies
Study of Alternatives for CGTEE

• The NUTEPA (24mW) and São Jerônimo (20MW) plants no longer operate from 31/12/2013.
• Phase A of Candiota plant (126MW) will no longer operate on 07/07/2015 (end of the concession).
• Phase B of Candiota plant (320MW) have new purchase agreement, signed after adjustments provided in TAC.
• For Phase C of Candiota (350MW) were eliminated by ANEEL penalties contained in item 14 of all contracts to purchase electricity in the regulated market (CCEARs), and 55 average MW will be purchased of Eletronorte until the end of the sales of energy contract.

Creating a company controlled by Eletrobras resulting from unbundling process of Amazonas Energia

Eletrobras Amazonas Geração e Transmissão de Energia S.A. – was created witih a minimal functional structure
• Members of its Board of Directors and its Executive Board were Elected
• we are waiting the final opinion ANEEL for valuation of the assets involved as well as the transfer of the new company to the holding company.

Rio de Janeiro, March 28, 2014.

Armando Casado de Araujo
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.